As filed with the Securities and Exchange Commission on May 19, 2000
                                                  Registration No. 333-_______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                         THE ESTEE LAUDER COMPANIES INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                       2844                                     11-2408943
(State or other jurisdiction of               (Primary Standard Industrial                      (I.R.S. Employer
incorporation or organization)                   Classification Number)                       Identification No.)


                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
          (Address, including zip code, and telephone number, including area code, of registrants' principal executive office)

                              Paul E. Konney, Esq.
                             Senior Vice President,
                          General Counsel and Secretary
                         The Estee Lauder Companies Inc.
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 572-4200
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)


                    Please send copies of communications to:

 Jeffrey J. Weinberg, Esq.                        Jean E. Hanson, Esq.
    Matthew Bloch, Esq.                 Fried, Frank, Harris, Shriver & Jacobson
Weil, Gotshal & Manges LLP                         One New York Plaza
     767 Fifth Avenue                           New York, New York 10004
 New York, New York 10153                            (212) 859-8000
      (212) 310-8000


           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

           If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]



NY2:\882609\08\$X0X08!.DOC\44090.0040

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ] _______________

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

========================================================================= ========================== ==========================
                                    PROPOSED
                                TITLE OF EACH CLASS                           MAXIMUM AGGREGATE       AMOUNT OF REGISTRATION
                          OF SECURITIES TO BE REGISTERED                       OFFERING PRICE                   FEE
------------------------------------------------------------------------- -------------------------- --------------------------
Class A Common Stock, par value $.01 per share.......................           $517,500,000                 $136,620
========================================================================= ========================== ==========================


           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION. DATED MAY 19, 2000.

[Logo]

                                10,000,000 Shares

                         THE ESTEE LAUDER COMPANIES INC.

                              Class A Common Stock

                               -------------------

           This prospectus relates to an offering of 10,000,000 shares of Class A common stock of The Estee Lauder Companies Inc. The selling stockholders identified in this prospectus are offering all of the shares to be sold in the offering. The Estee Lauder Companies Inc. will not receive any of the proceeds from the offering.

           The Class A common stock and Class B common stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A common stock entitling its holder to one vote and each share of Class B common stock entitling its holder to ten votes. After completion of this offering, members of the Lauder family will own shares of Class A common stock and Class B common stock having 92% of the outstanding voting power of our common stock.

           The Class A common stock is listed on the New York Stock Exchange under the symbol "EL". The last reported sale price of the Class A common stock on May 18, 2000 was $499/16 per share.

                               ------------------


           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               -------------------

                                                                                   Per Share         Total
                                                                                   ---------         -----
           Initial price to public............................................     $                 $
           Underwriting discount..............................................     $                 $
           Proceeds, before expenses, to the selling stockholders.............$    $

           To the extent that the underwriters sell more than 10,000,000 shares of common stock, they have the option to purchase up to an additional 1,500,000 shares from the selling stockholders at the initial price to the public less the underwriting discount.

                             ----------------------

           The underwriters expect to deliver the shares against payment in New York, New York on , 2000.


GOLDMAN, SACHS & CO.
                               MERRILL LYNCH & CO.
                                                              J.P. MORGAN & CO.
                               -------------------

                        Prospectus dated         , 2000.

                       WHERE YOU CAN FIND MORE INFORMATION

           We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we file reports and other information with the SEC. You may read and copy the reports, proxy statements and other information we file with the SEC at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You may also obtain information about us from the following regional offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can be obtained at prescribed rates. Our filings with the SEC are also available on the SEC's home page on the Internet at http://www.sec.gov. Our Class A common stock is listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

           We have filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

           The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing those filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the SEC:

             o our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

             o our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1999, December 31, 1999 and March 31, 2000; and

             o the description of the Class A common stock contained in our registration statement on Form 8-A, dated November 8, 1995.

           We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

           We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to the Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153, telephone number (212) 572-4184.

                                   ..........

         Unless we otherwise indicate, (1) references to "we," "us" and "our" are to The Estee Lauder Companies Inc., a Delaware corporation, and its subsidiaries and (2) references to a fiscal year refer to our fiscal year which ends on June 30 of each year (and so, for example, our "fiscal 1999" refers to the year ended June 30, 1999). We sometimes refer in this prospectus to our Class A common stock, par value $.01 per share, and Class B common stock, par value $.01 per share, collectively as the "common stock."

                         THE ESTEE LAUDER COMPANIES INC.

           The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 110 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, MoAoC, Bobbi Brown essentials, jane, Aveda, Stila and Jo Malone. We are also the global licensee for fragrances and cosmetics sold under the Tommy Hilfiger and Donna Karan brands. Each brand is distinctly positioned within the cosmetics market.

           We are a pioneer in the cosmetics industry. We believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 9,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty free shops in airports and cities. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands. With the acquisitions of jane and Aveda in fiscal 1998, we broadened our distribution to include new channels, namely self-select outlets and salons. We also began selling Clinique products in November 1998 and Origins products in July 1999 directly to consumers over the Internet.

PRODUCTS

           SKIN CARE--Our broad range of skin care products addresses various skin care needs for women and men. These products include moisturizers, creams, lotions, cleansers, sun screens and self tanning products, a number of which are developed for use on particular areas of the body, such as the face, the hands or the eye area. Skin care products accounted for approximately 34% and 35% of our net sales in the nine months ended March 31, 2000 and fiscal 1999, respectively.

           MAKEUP--We manufacture, market and sell a full array of makeup products, including lipsticks, mascaras, foundations, eyeshadows, nail polishes and powders. We offer many of the products in an extensive array of shades and colors. We also sell related items such as compacts, brushes and other makeup tools. Makeup products accounted for approximately 36% of our net sales in both the nine months ended March 31, 2000 and fiscal 1999, respectively.

           FRAGRANCE--We offer a variety of fragrance products for women and men. The fragrances are sold in various forms, including eau de parfum sprays and colognes, as well as lotions, powders, creams and soaps that are based on a particular fragrance. They also include bath and aromatherapy products. Fragrance products accounted for approximately 27% and 26% of our net sales in the nine months ended March 31, 2000 and fiscal 1999, respectively.

           HAIR CARE--We increased the range and depth of our hair care product offerings with the acquisition of the Aveda business in December 1997. Hair care products include shampoo, conditioner, styling gel and hairspray. Hair care products accounted for approximately 2% of our net sales in each of the nine months ended March 31, 2000 and fiscal 1999.

           Given the generally personal nature of our products and the wide array of consumer preferences and tastes, as well as the competition for the attention of consumers, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.

           ESTEE LAUDER--Estee Lauder brand products, which we have sold since 1946, are positioned as luxurious, classic and aspirational. We believe that Estee Lauder brand products are technologically advanced and innovative and have a worldwide reputation for excellence. The broad product line principally consists of skin care, makeup and fragrance products that are presented in high quality packaging.

           CLINIQUE--First introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique skin care products are generally marketed as part of the Three-Step System: Cleanse, Exfoliate, Moisturize. In the fall of 1997, we launched Clinique Happy, a fragrance, and in September 1999, we launched Clinique Happy for Men. Since November 1998, we have been selling Clinique products directly to consumers over the Internet.

           ARAMIS--We pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products and has extended the line to include fragrances for women.

           PRESCRIPTIVES--We developed and introduced Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image and, through a system of color application and an extensive range of makeup shades, accommodate a diverse group of consumers.

           ORIGINS--Origins, our most recent internally developed brand, was introduced in 1990. It is positioned as a plant-based cosmetics line of skin care, makeup and aromatherapy products that combine time-tested botanical ingredients with modern science to promote total well-being. Origins sells its products through stand-alone Origins stores, stores-within-stores (which are designed to replicate the Origins store environment within a department store), at traditional retail counters and, since July 1999, directly to consumers over the Internet.

           TOMMY HILFIGER--We have an exclusive global license arrangement to develop and market a line of men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. We launched the line in 1995 with a men's fragrance, tommy. Today, we manufacture and sell a variety of fragrances for men and women, as well as skin care, makeup and hair care products under the license. In addition to traditional department store counters, these products are available at "tommy's shops", a separate area within department stores dedicated to promoting all of our Tommy Hilfiger licensed products.

           MoAoC--MoAoC products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting makeup artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty stores and stand-alone MoAoC stores. We acquired Make-Up Art Cosmetics Limited, the manufacturer of MoAoC products, in three stages in December 1994, March 1997 and February 1998.

           BOBBI BROWN ESSENTIALS--In October 1995, we acquired the Bobbi Brown essentials line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are manufactured to our specifications, primarily by third parties, and sold through a limited number of department and specialty stores. In March 1998, we introduced the brand's first fragrance, bobbi.

           JANE --In October 1997, we acquired Sassaby, Inc., the owner of the jane brand of color cosmetics targeted to the young consumer market. We recently launched jane goodskin, a line of skin care products. jane products are currently distributed only in the United States through the self-select distribution channel.

           DONNA KARAN COSMETICS--In November 1997, we obtained the exclusive global license to develop and market a line of fragrances and other cosmetics under the Donna Karan New York and DKNY trademarks. We are continuing to market and sell certain products that were originally sold by The Donna Karan Company. We launched the first DKNY women's fragrance under the license in September 1999, and we commenced a national rollout in February 2000.

           AVEDA--We acquired the Aveda business in December 1997. Aveda, a prestige hair care leader, is a manufacturer and marketer of plant-based hair, skin, makeup and body care products. The products are principally sold by us through third-party distributors and are available in salons and stand-alone Aveda Environmental Lifestyle stores.

           STILA--In August 1999, we acquired the business of Los Angeles-based Stila Cosmetics, Inc. Stila is known for its stylish, wearable makeup products and eco-friendly packaging and has developed a following among young, fashion-forward consumers. These products are currently available in limited distribution in the United States and several foreign countries.

           JO MALONE--We acquired London-based Jo Malone Limited in October 1999. Jo Malone is known for its prestige skin care, fragrance and hair care products showcased at its flagship store in London. Products are also available through a company catalogue and at a very limited group of specialty stores in the United States and Canada.

           In addition to the brands mentioned above, we manufacture and sell La Mer skin care products, including Creme De La Mer, and fragrances under the Kiton name (for which we are a licensee). These products are marketed separately from our other brands.

           We have been controlled by the Lauder family since the founding of our company. Members of the Lauder family, some of whom are our directors, executive officers and/or employees, beneficially own, directly or indirectly, as of May 16, 2000, shares of Class A common stock and Class B common stock having approximately 93% of the outstanding voting power of our common stock.

           Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.

                                 USE OF PROCEEDS

           We will not receive any proceeds from the sales of the shares of Class A common stock. All of the shares of Class A common stock being offered are beneficially owned by the selling stockholders named in this prospectus.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

           The Class A common stock is traded on the NYSE under the symbol "EL". The following table sets forth for the fiscal quarters indicated the high and low sales prices for the Class A common stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of those quarters. The last reported sale price of the Class A common stock on May 18, 2000 was $499/16 per share.

                                                                                         MARKET PRICE OF
                                                                                             CLASS A
                                                                                          COMMON STOCK*
                                                                                          -------------
                                                                                                                     CASH
                                                                                       HIGH           LOW         DIVIDENDS*
                                                                                       ----           ---         ---------
FISCAL 1998
First Quarter..............................................................            $25 15/32     $22 3/8         $.0425
Second Quarter.............................................................             28 3/16       19 1/2          .0425
Third Quarter..............................................................             34 1/2        24 1/4          .0425
Fourth Quarter.............................................................             36 31/32      30 7/16         .0425

FISCAL 1999
First Quarter..............................................................            $35 1/8       $24 3/4         $.0425
Second Quarter.............................................................             43 1/4        23 11/32        .0425
Third Quarter..............................................................             47 3/4        38 3/8          .0425
Fourth Quarter ............................................................             51 1/2        41 7/8          .05

FISCAL 2000
First Quarter..............................................................            $56 1/2       $38 1/4          .05
Second Quarter.............................................................             51 7/16       37 1/4          .05
Third Quarter..............................................................             55 7/8        38 1/8          .05
Fourth Quarter (through May 18, 2000)......................................             54 5/16       41 1/8          .05


--------------

* Adjusted to reflect the two-for-one stock split on our common stock that we declared and paid in the fourth quarter of fiscal 1999.

--------------

           We expect to continue the payment of cash dividends in the future, but we cannot assure you that they will continue.

           As of May 16, 2000, there were 3,872 record holders of Class A common stock and 13 record holders of Class B common stock.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


           The following income statement and balance sheet information has been derived from our consolidated financial statements as of and for the nine-month periods ended March 31, 2000 and 1999 and as of and for each of the years in the five-year period ended June 30, 1999. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this prospectus. See "Incorporation of Documents by Reference." The results of interim periods are not necessarily indicative of results that may be expected for the full year.

                                   NINE MONTHS ENDED MARCH 31                            YEAR ENDED JUNE 30
                                   --------------------------   ------------------------------------------------------------------
                                      2000           1999         1999          1998           1997          1996           1995
                                         (UNAUDITED)
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales.........................  $3,367.9       $3,052.8     $3,961.5     $3,618.0        $3,381.6      $3,194.5      $2,899.1
Gross profit......................   2,602.3        2,357.3      3,061.6      2,798.5         2,616.5       2,463.5       2,224.3
Operating income..................     422.0          373.7        456.9        409.1           359.1         310.3         230.9
Earnings before income taxes
   and minority interest..........     408.1          359.4        440.2        402.8           362.9         313.0         233.0
Net earnings......................     256.9          222.5        272.9        236.8           197.6         160.4         121.2
Preferred stock dividends.........      17.6           17.6         23.4         23.4            23.4          57.5          25.3
Net earnings attributable to
   common stock...................     239.3          204.9        249.5        213.4           174.2         102.9          95.9

OTHER DATA:
Earnings before interest, taxes,
   depreciation and amortization
   (EBITDA)(a)....................    $529.8         $462.4       $574.2       $506.6          $435.1        $369.1        $272.9

PER SHARE DATA:
Net earnings per common
   share(b)(d):
   Basic..........................     $1.01           $.87        $1.05         $.90            $.74         $.59(c)        --
   Diluted........................      $.99           $.85        $1.03         $.89            $.73         $.59(c)        --
Weighted average common shares
   outstanding (b)(d):
   Basic..........................     237.7          236.8        237.0        236.8           235.4        232.6(c)        --
   Diluted........................     242.5          240.7        241.2        239.5           237.1        233.2(c)        --
Cash dividends declared per
   common share(d)................      $.15         $.1275       $.1775         $.17            $.17         $.085           --


                                             AT                                         AT JUNE 30
                                          MARCH 31,        -----------------------------------------------------------------------
                                            2000              1999          1998           1997           1996            1995
                                            ----              ----          ----           ----           ----            ----
                                        (UNAUDITED)
                                                                              (IN MILLIONS)
BALANCE SHEET DATA:
Working Capital..................       $   755.0          $   708.0     $   617.2     $   551.6       $   467.5      $   469.6
Total assets.....................         2,956.7            2,746.7       2,512.8       1,873.1         1,779.4        1,701.4
Total debt.......................           428.5              429.1         436.5          31.1           127.5          194.0
Redeemable preferred stock.......           360.0              360.0         360.0         360.0           360.0          360.0
Stockholders' equity.............         1,124.0              924.5         696.4         547.7           394.2          335.1



(a) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is an additional measure of operating performance used by management. EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude our minority interest adjustment, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights, leasehold improvements and other intangible assets. We consider EBITDA useful in analyzing our results; however, it is not intended to replace, or act as a substitute for, any presentation included in our consolidated financial statements prepared in conformity with generally accepted accounting principles.

(b) In December 1997, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires the presentation of both Basic and Diluted earnings per common share. Consistent with the requirements of SFAS No. 128, net earnings per common share and weighted average common shares outstanding for all prior years presented have been restated for purposes of comparability.

(c) Due to the change in the capital structure effected by our recapitalization in connection with our initial public offering in fiscal 1996, historical share and per share data for the fiscal year ended June 30, 1995 is not presented. Net earnings per common share and weighted average common shares outstanding for the year ended June 30, 1996 are reflected on a pro forma basis as if the recapitalization were effected at the beginning of fiscal 1996.

(d) On April 26, 1999, our Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding common stock. The stock dividend was paid on June 2, 1999 to all holders of record of shares of our common stock at the close of business on May 10, 1999. All share and per share data presented in this prospectus has been restated to reflect the stock split.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

           We manufacture skin care, makeup, fragrance and hair care products which are distributed in over 110 countries and territories. The following is a comparative summary of our operating results for the nine month periods ended March 31, 2000 and 1999 and the fiscal years ended 1999, 1998 and 1997. Sales of products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category. Prior-year information has been restated to include the results of operations related to those products and services.

                                                  NINE MONTHS ENDED
                                                      MARCH 31                                 YEAR ENDED JUNE 30
                                            ------------------------------    ----------------------------------------------------
                                                2000            1999              1999               1998              1997
                                                ----            ----              ----               ----              ----
                                                     (UNAUDITED)
                                                                                (IN MILLIONS)
NET SALES
   BY REGION:
        The Americas......................  $  2,091.7     $   1,883.2      $    2,397.9      $    2,204.7       $    1,939.4
        Europe, the Middle East & Africa..       854.5           815.5           1,082.4             960.8              909.3
        Asia/Pacific......................       421.7           354.1             481.2             452.5              532.9
                                            ----------     -----------      ------------      ------------       ------------
                                            $  3,367.9     $   3,052.8      $    3,961.5      $    3,618.0       $    3,381.6
                                            ==========     ===========      ============      ============       ============

   BY PRODUCT CATEGORY:
        Skin Care.........................  $  1,147.7     $   1,020.8      $    1,398.8      $    1,248.3       $    1,291.0
        Makeup............................     1,197.2         1,104.2           1,412.8           1,317.7            1,251.7
        Fragrance.........................       921.9           848.3           1,048.6             987.6              817.7
        Hair Care.........................        81.5            63.9              82.4              52.4               16.5
        Other.............................        19.6            15.6              18.9              12.0                4.7
                                            ----------     -----------      ------------      ------------       ------------
                                            $  3,367.9     $   3,052.8      $    3,961.5      $    3,618.0       $    3,381.6
                                            ==========     ===========      ============      ============       ============

OPERATING INCOME
   BY REGION:
        The Americas......................  $    256.1     $     232.3      $      265.0      $      248.0       $      189.9
        Europe, the Middle East & Africa..       121.9           108.6             145.5             131.3              122.7
        Asia/Pacific......................        44.0            32.8              46.4              29.8               46.5
                                            ----------     -----------      ------------      ------------       ------------
                                            $    422.0     $     373.7      $      456.9      $      409.1       $      359.1
                                            ==========     ===========      ============      ============       ============

   BY PRODUCT CATEGORY:
        Skin Care.........................  $    177.5     $     152.3      $      205.9      $      174.3       $      175.9
        Makeup............................       142.7           127.4             158.2             151.8              143.8
        Fragrance.........................        93.4            84.0              79.7              75.5               37.8
        Hair Care.........................         8.8             8.7              11.4               8.0                1.6
        Other.............................        (0.4)            1.3               1.7              (0.5)                -
                                            ----------     -----------      ------------      ------------       ------------
                                            $    422.0     $     373.7      $      456.9      $      409.1       $      359.1
                                            ==========     ===========      ============      ============       ============

           The following table sets forth selected consolidated earnings data as a percent of net sales:

                                                                   NINE MONTHS ENDED
                                                                        MARCH 31                      YEAR ENDED JUNE 30
                                                                -----------------------      ------------------------------------
                                                                   2000          1999          1999           1998         1997
                                                                   ----          ----          ----           ----         ----
Net sales.................................................       100.0%          100.0%        100.0%         100.0%      100.0%
Cost of sales.............................................        22.7            22.8          22.7           22.7        22.6
                                                               --------        --------      --------       --------    --------
Gross profit..............................................        77.3            77.2          77.3           77.3        77.4
                                                               --------        --------      --------       --------    --------
Operating expenses before depreciation
  and amortization:                                               60.8            61.3          62.0           62.4        63.5
   Selling, general and administrative....................         0.8             0.8           0.8            0.9         1.0
                                                               --------        --------      --------       --------    --------
   Related party royalties................................        61.6            62.1          62.8           63.3        64.5
                                                               --------        --------      --------       --------    --------
Earnings before interest, taxes, depreciation and
  amortization ("EBITDA").................................        15.7            15.1          14.5           14.0        12.9
Depreciation and amortization.............................         3.2             2.9           3.0            2.7         2.3
                                                               --------        --------      --------       --------    --------
Operating income..........................................        12.5            12.2          11.5           11.3        10.6
Interest income (expense), net............................        (0.4)           (0.4)         (0.4)          (0.2)        0.1
                                                               --------        --------      --------       --------    --------
Earnings before income taxes and minority
  interest................................................        12.1            11.8          11.1           11.1        10.7
Provision for income taxes................................         4.5             4.5           4.2            4.5         4.5
Minority interest.........................................         -               -             -             (0.1)       (0.4)
                                                               --------        --------      --------       --------    --------
Net earnings..............................................         7.6%            7.3%          6.9%           6.5%        5.8%
                                                               ========        ========      ========       ========    ========

NINE MONTHS FISCAL 2000 COMPARED WITH NINE MONTHS FISCAL 1999

NET SALES

           Our net sales increased 10%, or $315.1 million, to $3,367.9 million for the nine months ended March 31, 2000 as compared with the same prior-year period. Sales growth is primarily due to increased sales of skin care products and the domestic strength of fragrance product sales. Excluding the impact of foreign currency exchange rate changes, net sales increased 11%, mainly due to the strength of the U.S. dollar against certain European currencies.

           PRODUCT CATEGORIES

           SKIN CARE. Our net sales of skin care products increased 12%, or $126.9 million, to $1,147.7 million. The international rollout of Resilience Lift and the worldwide introduction of Resilience Lift Eye Cream have contributed to net sales increases in the current year. Other new products such as Body Clinique and the Clinique Acne Solutions line are also being well received. The La Mer brand has more than doubled its sales this year in all regions on the strength of its original products as well as a new eye cream.

           MAKEUP. Our makeup product sales increased 8%, or $93.0 million, to $1,197.2 million supported by new and existing products, the addition of Stila and increased sales by MoAoC. During this fiscal year we introduced City Stick, Longstemmed Lashes and *magic by Prescriptives, as well as a variety of products in the Tommy Hilfiger line of color cosmetics. Successful existing products include ReNutriv All Day Lipstick. MoAoC has experienced great success through expansion of both traditional and retail distribution. These improvements were partially offset by lower sales of Indelible Lipstick and Smudgesicles, among others.

           FRAGRANCE. Net sales of fragrance products increased 9%, or $73.6 million, to $921.9 million. The increase was primarily attributable to the worldwide introduction of Freedom for him and Freedom for her, which were introduced this year. Donna Karan Cashmere Mist and DKNY Women both contributed to sales improvements. These increases were partially offset by lower sales of previously launched Tommy Hilfiger products.

           HAIR CARE. Our net sales of hair care products increased 28%, or $17.6 million, to $81.5 million due to growth of the Aveda hair care product line and refinements in the distribution channel. Improvements in distribution include a greater degree of selectivity with regard to salons that carry Aveda products and an increase in the number of company-owned retail stores.

           The introduction of new products may, to some extent, divert sales from existing products. This possibility is taken into account in our business planning.

           GEOGRAPHIC REGIONS

           Our net sales in the Americas increased 11%, or $208.5 million, to $2,091.7 million. This increase was driven by sales of new and existing products across all categories and growth in our newer brands. In Europe, the Middle East & Africa, net sales increased 5%, or $39.0 million, to $854.5 million. The increase was primarily the result of higher net sales in Italy, Spain and the distributor and travel retail businesses. Excluding the impact of foreign currency translation, sales in Europe, the Middle East & Africa increased 12%. Net sales in Asia/Pacific increased 19%, or $67.6 million, to $421.7 million, reflecting increases in all regions, particularly Japan, Korea, Australia and Taiwan. Excluding the impact of foreign currency translation, Asia/Pacific sales grew 9% over the prior-year period.

           We strategically stagger our new product launches by geographic markets, which may account for differences in regional sales growth.

COST OF SALES

           Our cost of sales for the nine months ended March 31, 2000 were 22.7% of net sales compared with 22.8% of net sales in the prior-year period. Cost of sales has been relatively consistent throughout the period reflecting production efficiencies, offset by growth in newer brands with higher product cost structures relative to our core brands. In the most recent quarter we have experienced improvements related to growth and change in our channels of distribution as well as the rollout of our production and sourcing initiative.

OPERATING EXPENSES

           Total operating expenses decreased to 64.8% of net sales for the nine months ended March 31, 2000, compared with 65.0% of net sales in the same prior-year period. This improvement primarily relates to operating expense efficiencies achieved and the growth of acquired companies, which have lower operating cost structures, partially offset by increased costs related to new/modified distribution channels, which have higher operating cost structures than traditional channels, as well as higher depreciation and amortization.

Operating expenses are subject to the timing of advertising and promotional spending due to product launches and rollouts as well as incremental advertising in select markets.

OPERATING INCOME

           Operating income increased 13%, or $48.3 million, to $422.0 million for the nine months ended March 31, 2000 as compared with the same prior-year period. Operating margins were 12.5% of net sales in the current period as compared to 12.2% in the same prior-year period. The increase in operating income and margins was due to higher net sales coupled with production and operational efficiencies achieved and the planned timing and execution of advertising and promotional spending.

           PRODUCT CATEGORIES

           Operating income increased in the skin care, makeup and fragrance categories by 17%, 12% and 11%, respectively, primarily due to sales growth. Hair care operating income was relatively flat as a result of increased spending, particularly in the most recent quarter, related to retail expansion, changes in distribution and support of new product introductions.

           GEOGRAPHIC REGIONS

           Operating income in the Americas increased 10%, or $23.8 million, to $256.1 million for the nine months ended March 31, 2000, primarily due to increases in skin care product sales, as well as the inclusion of operating results from recent acquisitions. In Europe, the Middle East & Africa, operating income increased 12%, or $13.3 million, to $121.9 million, reflecting improved operating results in South Africa and the distributor and travel retail businesses. Improvements in these regions were partially offset by lower operating income in France. In Asia/Pacific, operating income increased 34%, or $11.2 million, to $44.0 million due to higher results in Japan, Taiwan, Australia and Korea.

EBITDA

           Earnings before interest, taxes, depreciation and amortization ("EBITDA") is an additional measure of operating performance used by management. EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude minority interest adjustments, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights, leasehold improvements and other intangible assets. These components of operating income do not necessarily result in a capital requirement in the current period, and, in the opinion of management, many of the underlying assets, both tangible and intangible, create value by supporting the global recognition of brand names and product innovation and by consistently producing quality products for our customers and consumers. While we consider EBITDA useful in analyzing our results, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with generally accepted accounting principles.

           EBITDA increased 15% to $529.8 million, or 15.7% of net sales, as compared to $462.4 million, or 15.1%, of net sales in the same prior-year period. The improvement in EBITDA is primarily attributable to sales growth as well as production and operating expense efficiencies achieved.

INTEREST EXPENSE, NET

           Net interest expense was $13.9 million and $14.3 million for the nine months ended March 31, 2000 and 1999, respectively. Interest and expense decreased as a result of our management of interest rates, partially offset by lower average invested cash balances.

PROVISION FOR INCOME TAXES

           The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes for the nine months ended March 31, 2000 was 37% compared with 38% in the same prior-year period. These rates reflect the effect of state and local taxes, tax rates in certain foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate is principally attributable to implementing tax planning initiatives.


FISCAL 1999 AS COMPARED WITH FISCAL 1998

NET SALES

           Our net sales increased in all product categories and all geographic segments resulting in an increase in fiscal 1999 net sales of 9% to $3,961.5 million. Hair care and makeup benefited from a full year of sales of Aveda and jane products. New skin care products were well received, driving growth in that category. Internationally, the Europe, Middle East & Africa region contributed a 13% increase in net sales over the prior year. Foreign currency translation did not significantly impact net sales.

           PRODUCT CATEGORIES

           SKIN CARE. Our net sales of skin care products increased 12% to $1,398.8 million, reflecting the launch of Stop Signs and Resilience Lift and a full year of sales of Diminish internationally. In addition to these increases, Clinique All About Eyes contributed to the category's year over year improvement. The overall increase was partially offset by lower net sales of Fruition Extra.

           MAKEUP. Our net sales of makeup products increased 7% to $1,412.8 million due in part to the inclusion of a full year of sales of Aveda and jane products. The fiscal 1999 launch of Quickliner for Eyes, Superfit Makeup and Sheer Powder Blusher increased sales, and Two-In-One Eyeshadow, DoubleWear and Photochrome experienced continued success. These increases were partially offset by lower sales of Superlast Cream Lipstick, which was successfully launched in fiscal 1998.

           FRAGRANCE. Our net sales of fragrance products increased 6% to $1,048.6 million. The increase was primarily attributable to the worldwide success of Clinique Happy and the fiscal 1999 introduction of Dazzling Gold and Dazzling Silver. The rollout of Hilfiger Athletics and tommy girl into remaining international markets contributed to higher fragrance sales, offset in part by lower sales of tommy.

           HAIR CARE. Our net sales of hair care products increased 57%, or $30.0 million, to $82.4 million. This increase primarily reflected the inclusion of Aveda products for a full year.

           GEOGRAPHIC REGIONS

           Our net sales in the Americas were $2,397.9 million representing a 9% increase. The region benefited from the inclusion of a full year of sales of Aveda and jane products as well as strong sales from new skin care products. Net sales in Europe, the Middle East & Africa increased 13% to $1,082.4 million, with double-digit sales increases in the skin care and fragrance categories. Net sales in Spain, the United Kingdom, Italy, Germany, France, Belgium and the distributor and travel retail businesses all increased as we introduced new products and rolled out products that were previously not available in the region. In Asia/Pacific, net sales increased 6% to $481.2 million, primarily due to higher net sales in Japan, Korea and Thailand, offset by slightly lower sales in Australia and Hong Kong. Currency translation did not have a material impact on any of these geographic segments.

COST OF SALES

           Our cost of sales as a percent of net sales was 22.7% in each of the last two years, reflecting the integration of Aveda and jane products, which have higher product cost structures than our other brands, offset by continued cost reduction efforts and a shift in product mix for our core brands.

OPERATING EXPENSES

           Our operating expenses as a percent of net sales decreased to 65.8% in fiscal 1999 from 66.0% in fiscal 1998. The decrease was the result of productivity gains in advertising and promotional spending and other cost controls, partially offset by a full year of goodwill amortization and incremental spending related to our Year 2000 remediation program. Shifts in product mix and the timing and type of new product introductions affect our level of selling, advertising and promotional spending. In addition to these market influences, our ratio of operating expenses to net sales benefited from the integration of favorable operating cost structures of acquired companies.

OPERATING INCOME

           Our operating income increased 12% to $456.9 million and operating margins increased to 11.5% in fiscal 1999 from 11.3% in fiscal 1998. These increases were achieved by maintaining our gross profit margins and controlling certain operating expenses so they increased at a lower rate than net sales.

           PRODUCT CATEGORIES

           Our operating income in the skin care category increased 18% to $205.9 million due primarily to the launches of Stop Signs and Resilience Lift. Skin care products, which are primarily marketed under our core brand names, typically have lower cost of goods than our other products. Operating income for makeup increased 4% to $158.2 million as a result of higher sales from new product introductions, including Quickliner for Eyes, Superfit Makeup and Sheer Powder Blusher. Operating income for fragrance products was $79.7 million, an increase of $4.2 million or 6%. This increase was primarily attributable to increased sales from the introduction of Dazzling Gold and Dazzling Silver and the continued success of Clinique Happy. Operating income from fragrances as a percent of net sales is typically lower than other product segments as fragrance products generally have a higher cost of goods and are often supported by higher advertising and promotional spending. The higher advertising and promotion for fragrance indirectly supports other categories by generating increased traffic at points of sale. Operating income from the hair care category increased 43% to $11.4 million primarily due to the inclusion of Aveda products for a full year.

           GEOGRAPHIC REGIONS

           Our operating income in the Americas increased 7% to $265.0 million primarily due to increased sales in the skin care and makeup segments, as well as a full year of operating profits from Aveda. In Europe, the Middle East & Africa, operating income increased 11% to $145.5 million as a result of a strong travel retail business and better operating results in Spain, Germany, Italy and Belgium, partially offset by lower results in the United Kingdom. In Asia/Pacific, operating income increased $16.6 million, or 56%, to $46.4 million due to increased sales and the implementation of planned operating expense efficiencies in Japan, Australia, Taiwan and Thailand.

EBITDA

           EBITDA increased by $67.6 million to $574.2 million, or 14.5%, of net sales, as compared to $506.6 million, or 14.0%, of net sales, in fiscal 1998. This improvement was primarily attributable to higher net sales and operating expense efficiencies achieved.

INTEREST EXPENSE, NET

           Net interest expense increased $10.4 million to $16.7 million as borrowings related to fiscal 1998 business acquisitions were outstanding for the full year.

PROVISION FOR INCOME TAXES

           The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 1999 was 38% compared to 40% in the prior-year period. These rates are higher than the statutory federal tax rate due to the effect of state and local taxes, higher tax rates in certain foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate was principally attributable to tax planning initiatives and the tax effect of foreign operations.


FISCAL 1998 AS COMPARED WITH FISCAL 1997

NET SALES

           Our net sales in fiscal 1998 increased 7% to $3,618.0 million as compared to fiscal 1997. Fiscal 1998 net sales increased as a result of new product introductions, the continued success of our core products, and the international rollout of existing products. Additionally, net sales in fiscal 1998 benefited from the inclusion of Aveda and jane from the date of acquisition in December and October 1997, respectively, through the fiscal year end. The strength of the U.S. dollar negatively impacted net sales by approximately $135 million and $87 million for fiscal 1998 and fiscal 1997, respectively. Excluding the impact of foreign currency translation, net sales increased 11%.

           PRODUCT CATEGORIES

           SKIN CARE. Our net sales of skin care products in fiscal 1998 decreased 3% to $1,248.3 million as compared to fiscal 1997. The decrease was primarily due to lower sales in the Asia/Pacific region and the strengthening of the U.S. dollar against foreign currencies. Accordingly, net sales of skin care products increased 2% on a constant exchange rate basis. Additionally, fiscal 1998 decreases were due in part to the successful fiscal 1997 launch of Fruition Extra and lower year-to-year sales of Advanced Night Repair. Partially offsetting these decreases were sales related to the introduction of Diminish, Uncircle and Clinique All About Eyes, the international introduction of Nutritious and the continued success of DayWear.

           MAKEUP. Our net sales of makeup products increased 5% to $1,317.7 million in fiscal 1998. The increase was attributable to the introduction of new products such as Superbalanced Makeup, Superlast Cream Lipstick, Two-In-One Eyeshadow and Blush All Day. In addition to new product introductions, existing products such as DoubleWear and Futurist recorded a full year's sales and were introduced internationally, while sales of True Lipstick improved for the third straight year. Net sales of makeup also reflect sales of jane and Aveda after they were acquired and the continued success of Bobbi Brown essentials. The foregoing increases were partially offset by the successful fiscal 1997 introduction and full year's sales of City Base, and the decline in net sales of Long Last Lipstick.

           FRAGRANCE. Our net sales of fragrance products increased 21% to $987.6 million in fiscal 1998. The increase was primarily attributable to the introduction of Clinique Happy and Lauder Pleasures for Men, the domestic introduction of Hilfiger Athletics, and the ongoing success of tommy and tommy girl. Sales of Estee Lauder pleasures and Beautiful were relatively consistent with prior years, although they continued to generate significant sales. Offsetting these improvements were declines in existing products such as White Linen Breeze, Aramis Classic, and Havana Pour Elle.

           HAIR CARE. Our net sales of hair care products increased significantly in fiscal 1998 as compared with the prior year due to the inclusion of sales from the Aveda hair care product lines beginning in December 1997.

           GEOGRAPHIC REGIONS

           Our net sales in the Americas rose 14% to $2,204.7 million in fiscal 1998. Increases in fiscal 1998 were recognized across all product categories in the region, with the most significant increases being attributable to fragrances and hair care as a result of new product introductions and the integration of Aveda, respectively. Growth in all product categories was supported by the continued success of existing products. In Europe, the Middle East & Africa, net sales increased 6% to $960.8 million in fiscal 1998. Net sales increased 13% for fiscal 1998 excluding the impact of foreign currency translation. Higher net sales were recorded in the United Kingdom and Spain. Significant sales improvements in the United Kingdom were favorably impacted as the dollar weakened against the British pound. Excluding the effect of a stronger U.S. dollar against local currencies, double digit increases were achieved in Spain, Italy and Germany. In Asia/Pacific, net sales decreased 15% to $452.5 million, and, on a local currency basis, decreased 3%. The volatile economic climate in Japan and the surrounding Asian marketplace had contributed to a difficult retail environment. Sales in Japan, Hong Kong and Taiwan decreased on both a local currency and a translated basis. Partially offsetting these decreases, net sales increased in all other Asia/Pacific markets on a local currency basis, particularly in Thailand and Malaysia.


COST OF SALES

           Our cost of sales in fiscal 1998 was 22.7% of net sales, compared with 22.6% of net sales in fiscal 1997. Increased cost of sales in fiscal 1998 related to the inclusion of Aveda and jane, both of which have product cost structures higher than our other brands, as well as a shift in product mix. This increase was partially offset by continued improvements in operating efficiency.


OPERATING EXPENSES

           Selling, general and administrative expenses decreased to 66.0% of our net sales in fiscal 1998, compared with 66.8% of net sales in fiscal 1997. Fiscal 1998 decreases reflect operating expenses growing at a slower rate than net sales primarily due to spending efficiencies achieved in the selling, advertising and promotional expense areas and the favorable effect of integrating the Aveda and jane operating cost structures.

OPERATING INCOME

           Our operating income rose 14% to $409.1 million in fiscal 1998. Operating margins were 11.3% in fiscal 1998, compared with 10.6% in fiscal 1997. These increases were due to higher net sales and total operating expenses growing at a slower rate than net sales.

           PRODUCT CATEGORIES

           Our operating income in the skin care segment decreased 1% to $174.3 million as a result of lower sales in this category, particularly in the Asia/Pacific region. The makeup segment's operating income increased 6% to $151.8 million as a result of higher sales from new and existing products, as well as contributions from Aveda and jane. Operating income for fragrance products increased $37.7 million to $75.5 million, primarily as a result of contributions from new products in addition to improved margins on existing products. The increase in operating income in the hair care segment of $6.4 million to $8.0 million was primarily due to the inclusion of Aveda hair care products.

           GEOGRAPHIC REGIONS

           Our operating income in the Americas increased by 31% to $248.0 million. In fiscal 1998, the increase related to continued net sales improvements in the United States due to strong performances from core products and the inclusion of Aveda and jane. In Europe, the Middle East & Africa, operating income increased 7% to $131.3 million in fiscal 1998. Increased net sales in the United Kingdom resulted in the most significant improvement in operating income for the region. On a constant exchange rate basis, Spain, France and Italy would have made greater operating income contributions. These increases were partially offset by lower operating income in the travel retail business. In Asia/Pacific, operating income decreased 36% to $29.8 million in fiscal 1998. This decrease is principally due to operating income declines in Japan due to lower net sales, compounded by a stronger U.S. dollar against the yen. A difficult retail market adversely affected Japan and the surrounding areas. As a result, operating expenses grew at a faster rate than net sales for most of the Asian markets, partially offset by strong results in Korea.

EBITDA

           EBITDA increased to 14.0% of net sales in fiscal 1998 as compared to 12.9% in fiscal 1997. The improvement in EBITDA in fiscal 1998 was primarily attributable to increased sales and operating expense efficiencies.

INTEREST INCOME (EXPENSE), NET

           Net interest expense was $6.3 million for fiscal 1998 as compared to net interest income of $3.8 million in fiscal 1997. Net interest expense in fiscal 1998 is primarily due to higher borrowings associated with our acquisitions.

PROVISION FOR INCOME TAXES

           The provision for income taxes represents federal, foreign, state and local taxes. The effective rate for income taxes in fiscal 1998 was 40% as compared to 42% in fiscal 1997. These rates principally reflect the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The decrease in the effective tax rate for fiscal 1998 was attributable to tax planning initiatives, a relative change in the mix of earnings from higher tax countries such as Japan to lower tax countries, the effect of a reduction in the statutory rate in the United Kingdom and the effect of U.S. federal tax regulations.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

           Our principal sources of funds are cash flow from operations, issuance of commercial paper, long-term borrowings and borrowings under committed credit lines provided by banks in the United States and abroad. We believe that these sources of funds will be adequate to support currently planned business operations, acquisitions and capital expenditures on both a near-term and long-term basis. At March 31, 2000, we had cash and cash equivalents of $367.6 million as compared to $347.5 million at June 30, 1999.

           The classification of commercial paper as long-term debt in our balance sheet is based upon our intent and ability to refinance maturing commercial paper on a long-term basis. As of March 31, 2000, we had committed credit facilities in the amount of $750.0 million, of which none was used. We also had uncommitted credit facilities in the amount of $61.2 million, of which none was used. Total debt as a percentage of total capitalization (including short-term debt) was 22% at March 31, 2000 and 25% at June 30, 1999.

           We currently have an effective shelf registration statement covering the potential issuance of up to $400.0 million in debt securities.

           Net cash provided by operating activities was $344.6 million in the nine months ended March 31, 2000 as compared to $311.6 million in the same prior-year period. This favorable change in net cash provided by operating activities primarily reflects increased profitability.

           Net cash used for investing activities of $248.9 million during the nine months ended March 31, 2000 reflects capital expenditures, the acquisitions of Stila and Jo Malone Limited, and the ongoing acquisition of certain Aveda distributors in the United States and the United Kingdom as well as certain Aveda retail stores.

           Net cash used for financing activities of $68.6 million during the nine months ended March 31, 2000 principally reflects dividends and payments to acquire treasury stock.

           In April 2000, we announced our intention to acquire the business of Gloss.com, Inc., an Internet beauty site, for cash. The acquisition is expected to close shortly.

           In April 1999, our Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding common stock. The stock dividend was paid on June 2, 1999 to all holders of record of shares of common stock at the close of business on May 10, 1999.

           In September 1998, our Board of Directors authorized a share repurchase program under which we may purchase, over an unspecified period of time, a total of up to eight million shares of Class A common stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. To date, we have purchased approximately 1,094,000 shares under this program.

           Capital expenditures amounted to $121.3 million, $82.6 million, $117.9 million, $120.6 million and $82.9 million in the nine-month periods ended March 31, 2000 and 1999, and in fiscal 1999, 1998 and 1997, respectively. Spending in all periods primarily reflects the continued upgrade of manufacturing equipment, dies and molds, new store openings, store improvements, counter construction and information technology advancements, as well as incremental capital spending by acquired companies. Fiscal 1998 spending included costs related to the construction of the Lachen distribution center and the purchase of a facility in Blaine, Minnesota.

           Dividends declared were $53.2 million, $47.7 million, $65.4 million, $63.6 million and $63.4 million in the nine-month periods ended March 31, 2000 and 1999, and in fiscal 1999, 1998 and 1997, respectively. The Board of Directors increased the quarterly dividend rate from $.0425 per share of common stock to $.05 per share, effective with the dividend paid in July 1999. For the nine month periods ended March 31, 2000 and 1999 and in fiscal 1999, 1998 and 1997, dividends declared on our common stock totaled $35.6 million, $30.2 million, $42.0 million, $40.2 million and $40.0 million, respectively. On May 4, 2000, the Board of Directors declared a dividend of $.05 per share on our common stock, payable at July 6, 2000 to stockholders of record at the close of business on June 16, 2000.

           We enter into forward exchange contracts to hedge purchases, receivables and payables denominated in foreign currencies for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on our costs and on the cash flows which we receive from foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. Gains and losses related to qualifying hedges of these exposures are deferred and recognized in operating income when the underlying hedged transaction occurs. We also enter into purchased foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. Any gains realized on those options that qualify as hedges are deferred and recognized in operating income when the underlying hedged transaction occurs. Premiums on foreign currency options are amortized over the period being hedged. Foreign currency transactions which do not qualify as hedges are marked to market on a current basis with gains and losses recognized through income and reflected in operating expenses. In addition, any previously deferred gains and losses on hedges which are terminated prior to the transaction date are recognized in current income when the hedge is terminated.

           As a matter of policy, we only enter into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. We do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of loss is remote and in any event would not be material. The contracts have varying maturities with none exceeding 24 months. Costs associated with entering into these contracts have not been material to our financial results. We do not utilize derivative financial instruments for trading or speculative purposes. At March 31, 2000, we had foreign currency contracts in the form of purchased currency options and forward exchange contracts in the amount of $24.3 million and $212.9 million, respectively. The foreign currencies included in these contracts are principally the Euro, Japanese yen, Swiss franc and British pound.

           We have entered into interest rate swaps to exchange floating rate for fixed rate interest payments periodically over the life of the agreements. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. At June 30, 1999, we had interest rate swap agreements outstanding with a notional principal amount of $200 million. On February 2, and April 28, 2000 we terminated $66 million and $67 million, respectively, of our $200 million interest rate swap at a gain. In order to maintain interest rate protection, we used a portion of the proceeds to purchase interest rate caps set at the same rate as the previously terminated interest rate swaps.

           The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to increase selling prices sufficiently to offset cost increases, which have been moderate.

DERIVATIVE FINANCIAL INSTRUMENTS

           We conduct business in many foreign currencies. As a result, we are subject to foreign currency exchange rate risk due to the effects that foreign exchange rate movements of these currencies have on our costs and cash flows which we receive from our foreign subsidiaries. We believe that currently there is no other material market risk exposure. We address our risks through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts and purchase foreign currency options to reduce the effects of fluctuating foreign currency exchange rates, and, accordingly, categorize these instruments as entered into for purposes other than trading.

           We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors, for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250 day period. The measured value-at-risk from holding those derivative instruments, using a variance/covariance model with a 95 percent confidence level, assuming normal market conditions at March 31, 2000 was not material.

           Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results which may or may not occur. It does not represent the maximum possible loss nor any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in the portfolio of derivative financial instruments during the year.

           We believe, however, that any loss incurred would be offset by the effects of currency movements on the respective underlying transactions for which the hedge is intended. In addition, the maximum exposure associated with the purchase of options is limited to the premiums paid, which are recognized against income over the period being hedged.

EURO CONVERSION

           As part of the European Economic and Monetary Union (EMU), a single currency (the "Euro") will replace the national currencies of most of the European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, with the participating national currencies to be removed from circulation between January 1, and June 30, 2002 and replaced by Euro notes and coinage. During the "transition period" from January 1, 1999 through December 31, 2001, public and private entities, as well as individuals, may pay for goods and services using either checks, drafts, or wire transfers denominated in Euros or the participating country's national currency.

           Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule which states that no one is obligated to use the Euro until the notes and coinage have been introduced on January 1, 2002. In keeping with this rule, we were Euro "compliant" (able to receive Euro denominated payments and able to invoice in Euros as requested) as of January 1, 1999 in the affected countries. Full conversion of all affected country operations to the Euro is expected to be completed by the time national currencies are removed from circulation. Phased conversion to the Euro is currently underway and the effects on revenues, costs and various business strategies continue to be assessed. The cost of software and business process conversion is not expected to be material.

ACCOUNTING STANDARDS

           In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Pursuant to SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an Amendment of FASB Statement No. 133", SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and will not require retroactive restatement of prior period financial statements. This statement requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If certain conditions are met, where the derivative instrument has been designated as a fair value hedge, the hedged item may also be marked to market through earnings thus creating an offset. If the derivative is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument may be recorded in comprehensive income. Based on current analysis, we believe that conversion to SFAS No. 133 will not have a material impact on our financial position or results of operations. However, the statement will likely result in a change in reported assets and liabilities and may affect comprehensive income.

INTERNET

           Our strategic goals for the Internet are to enhance our brand equities, to reach new consumers, to forge deeper relationships with existing consumers and to strengthen our business through our traditional retailers. Our strategy includes a planned launch of a multi-brand website offering products from our portfolio, specially designed sites which will be available through the e-commerce sites of retailers who meet specific requirements and individual sites for our brands. Some of these sites are under development and we currently have seven websites that educate and inform consumers about specific brands. Three of the existing sites - clinique.com, origins.com and bobbibrown.com - have e-commerce capabilities, either directly or through one of our retail customers. Our pending acquisition of Gloss.com, Inc. will allow us to accelerate the implementation of this strategy. Our Internet sales are currently limited to consumers in the United States and, during the three and nine months ended March 31, 2000, these sales were not significant. The initial impact of our overall Internet strategy on earnings is expected to be immaterially dilutive and accretive thereafter.

FORWARD-LOOKING INFORMATION

           We and our representatives from time to time make written or oral forward looking statements, including statements contained in this and other filings with the SEC and in our reports to stockholders. The words and phrases "will likely result," "expects," "believes," "will continue," "is anticipated," "estimates," "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

             (i) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

             (ii) our ability to develop, produce and market new products on which future operating results may depend;

             (iii) consolidations and restructurings in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry or ownership of retailers by our competitors or ownership of competitors by our customers that are retailers;

             (iv) shifts in the preferences of consumers as to where and how they shop for beauty and related products;

             (v) social, political and economic risks to our foreign manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

             (vi) changes in the laws, regulations and policies, including changes in accounting standards, that affect, or will affect, us in the United States and abroad;

             (vii) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we sell our products and our foreign competitors sell their products in the same market and our operating and manufacturing costs outside of the United States;

             (viii) changes in global economic conditions that could affect the cost and availability of capital to us, which may be needed for new equipment, facilities or acquisitions;

             (ix) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of product (i.e., focus factories);

             (x) real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products;

             (xi) changes in product mix to products which are less profitable; and,

             (xii) our ability to integrate acquired businesses and realize value from them.

           We assume no responsibility to update forward-looking statements made in this prospectus or otherwise.

                              SELLING STOCKHOLDERS

           The following table sets forth certain information for the selling stockholders identified below with respect to (1) that selling stockholder's beneficial ownership of Class A common stock and Class B common stock prior to the offering and the percentage of total voting power represented by those shares and (2) the number of shares of Class A common stock and Class B common stock to be beneficially owned by the selling stockholder after the offering and the percentage of total voting power represented thereby (without taking into account the underwriters' over-allotment option).


                                        BEFORE THE OFFERING                                        AFTER THE OFFERING
                              -----------------------------------------                 -----------------------------------------
                                                                          SHARES OF
                                                                           CLASS A
                                                                         COMMON STOCK
                                            COMMON STOCK                  TO BE SOLD                  COMMON STOCK
                                            BENEFICIALLY                    IN THE                 TO BE BENEFICIALLY
                                               OWNED                       OFFERING                      OWNED
                              -----------------------------------------                 -----------------------------------------
                                                           PERCENTAGE                                               PERCENTAGE
                                                            OF TOTAL                                                 OF TOTAL
NAME OF SELLING                                              VOTING                                                   VOTING
STOCKHOLDER                     CLASS A       CLASS B        POWER                         CLASS A       CLASS B       POWER
-----------                   -----------   -----------    ---------                     -----------   -----------   ---------
The 4202 Corporation (1)
The Leonard A. Lauder
        Charitable Trust (2)
LAL Family Partners
        L.P. (3)


-------------------

1. All of the issued and outstanding shares of common stock of The 4202 Corporation are owned by Deborah F. Stiles in her capacity as the sole trustee of The RSL 4202 Trust f/b/o Ronald S. Lauder u/a/d May 18, 1999, created by Ronald S. Lauder, as grantor. Deborah F. Stiles, as the sole trustee of The RSL 4202 Trust and a director and officer of The 4202 Corporation, William H. Healy, as a director and officer of The 4202 Corporation, and Lloyd O. Martin, as a director and officer of The 4202 Corporation, share voting and investment power over the shares owned by The 4202 Corporation and are deemed to beneficially own all these shares. Ms. Stiles, Mr. Healy and Ms. Martin disclaim beneficial ownership of those shares. Neither Ms. Stiles nor Ms. Martin owns, either directly or indirectly, any additional shares of Class A common stock or Class B common stock. Mr. Healy owns 1,113 shares of Class A common stock and no shares of Class B common stock.

(2) The Leonard A. Lauder Charitable Trust f/b/o Leonard A. Lauder and charitable organizations u/a/d May 18, 2000, is a charitable trust created by Leonard A. Lauder, as grantor. Roger A. Goldman, as the sole trustee of the Leonard A. Lauder Charitable Trust, has sole investment and voting power with respect to the shares owned by the trust and is deemed to beneficially own all such shares. Mr. Goldman disclaims beneficial ownership of all such shares. Mr. Goldman does not own, either directly or indirectly, any additional shares of Class A Common stock or Class B Common Stock.

(3) Leonard A. Lauder, as the sole individual general partner of LAL Family Partners and the majority stockholder of LAL Family Corporation, which is the sole corporate general partner of LAL

             Family Partners, has sole voting and investment power over the shares owned by LAL Family Partners and is deemed to beneficially own all such shares.

                          DESCRIPTION OF CAPITAL STOCK

           Our authorized capital stock consists of 650,000,000 shares of Class A common stock, 240,000,000 shares of Class B common stock, and 23,600,000 shares of Preferred Stock, par value $.01 per share, including 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock. As of May 16, 2000, there were 124,113,112 shares of Class A common stock and 113,679,334 shares of Class B common stock outstanding. All of the shares of Class B common stock are beneficially owned by members of the Lauder family. Of the authorized shares of Preferred Stock, 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock are outstanding and, as of the date of this prospectus, are beneficially owned by members of the Lauder family. The following description of our capital stock is a summary and is subject to and qualified in its entirety by reference to the provisions of our Certificate of Incorporation, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

COMMON STOCK

           The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of the Class B common stock, as described below.

           VOTING RIGHTS. Each share of Class A common stock entitles its holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B common stock entitles its holder to ten votes on that matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A common stock and Class B common stock vote together on all matters submitted to a vote of the stockholders. With respect to specified corporate changes, including liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of all or substantially all of our assets, holders of the Class A common stock and Class B common stock vote together as a single class and the approval of 75% of the outstanding voting power is required to authorize or approve those transactions.

           Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at the time when there are no shares of Class B common stock outstanding.

           DIVIDENDS. Holders of Class A common stock and Class B common stock are entitled to receive dividends at the same rate if, as and when those dividends are declared by our Board of Directors out of assets legally available for dividends after payment of dividends required to be paid on any shares of our Preferred Stock.

           If a dividend or distribution payable in shares of Class A common stock is made on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B common stock payable in shares of Class B common stock. Conversely, if a dividend or distribution payable in shares of Class B common stock is made on the Class B common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock payable in shares of Class A common stock.

           RESTRICTIONS ON TRANSFER. If a holder of Class B common stock transfers its shares by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauder Family Member (as defined below), those shares will be converted automatically into shares of Class A common stock. In the case of a pledge of shares of Class B common stock to a financial institution, those shares will not be deemed to be transferred unless and until a foreclosure occurs.

           The term "Lauder Family Member" includes only the following persons:

           o Mrs. Estee Lauder and her estate, guardian, conservator or committee;

           o each descendant of Mrs. Lauder (a "Lauder Descendant") and each of their respective estates, guardians, conservators or committees;

           o          each "Family Controlled Entity" (as defined below); and

           o the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below).

           The term "Family Controlled Entity" means:

           o any not-for-profit corporation if at least 80% of its board of directors is composed of Mrs. Lauder and/or Lauder Descendants;

           o any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members;

           o any partnership if at least 80% of the value of its partnership interests is owned by Lauder Family Members; and

           o any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members.

           The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts whose primary beneficiaries are Mrs. Lauder, Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations provided that if the trust is a wholly charitable trust, at least 80% of the trustees of that trust consist of Mrs. Lauder and/or Lauder Descendants.

           CONVERSION. Class A common stock has no conversion rights. Class B common stock is convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of its holder. Each share of Class B common stock is convertible into one share of Class A common stock. If any shares of Class B common stock are transferred to any person other than a Lauder Family Member, those shares of Class B common stock automatically will be converted into shares of Class A common stock. Each share of Class B common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the number of shares of Class B common stock then outstanding is less than 10% of the total number of shares of Class A common stock and Class B common stock then outstanding.

           LIQUIDATION. If we liquidate, after we pay our debts and other liabilities and provide for any holders of our Preferred Stock, our remaining assets will be distributable ratably among the holders of the Class A common stock and Class B common stock treated as a single class.

           MERGERS AND OTHER BUSINESS COMBINATIONS. Upon a merger or consolidation, holders of each class of common stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, those shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A common stock and Class B common stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Securities Exchange Act), which beneficially owns in the aggregate ten percent or more of our outstanding common stock (a "Related Person") without the affirmative vote of the holders, other than that Related Person, of not less than 75% of the voting power of outstanding Class A common stock and Class B common stock voting as a single class. For the sole purpose of determining the 75% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least five percent of the outstanding shares of Class A common stock in a single transaction or series of related transactions under one or more agreements or other arrangements (and not through a broker's transaction) but only if that seller or those sellers have beneficial ownership of shares of common stock having a fair market value greater than $10 million in total following the disposition to that Related Person. This 75% voting requirement is not applicable, however, if (1) the proposed transaction is approved by a vote of not less than a majority of our Board of Directors who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (2) in the case of a transaction in which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in that transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding that date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher.

           OTHER PROVISIONS. The holders of the Class A common stock and Class B common stock are not entitled to preemptive rights. Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

           TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A common stock is ChaseMellon Shareholder Services.

PREFERRED STOCK

           $6.50 CUMULATIVE REDEEMABLE PREFERRED STOCK. Holders of our $6.50 Cumulative Redeemable Preferred Stock are entitled to receive cumulative cash dividends at a rate of $6.50 annually per share payable in quarterly installments. If those dividends are not paid in full, or declared in full and sums set apart for their full payment, then no dividends may be paid or declared upon the common stock or any other capital stock ranking junior to or on parity with the $6.50 Cumulative Redeemable Preferred Stock. If, at the time of an annual meeting of our stockholders, the equivalent of six quarterly dividends are in arrears, then the number of directors on our Board of Directors will be increased by two and the holders of the outstanding $6.50 Cumulative Redeemable Preferred Stock voting separately as a class will be entitled at the meeting to vote for the election of two directors. The right to elect two directors and those directors' terms on our Board of Directors will continue until the arrearage in the payment of dividends ceases to exist. Shares of $6.50 Cumulative Redeemable Preferred Stock are subject to mandatory redemption on June 30, 2005 at a redemption price of $100 per share. Following that date and so long as those mandatory redemption obligations have not been discharged in full, no dividends may be paid or declared upon the common stock, or on any other capital stock ranking junior to or on a parity with the $6.50 Cumulative Redeemable Preferred Stock and no shares of common stock or that junior or parity stock may be redeemed or acquired by us for any consideration. We may redeem the $6.50 Cumulative Redeemable Preferred Stock owned by The Estee Lauder 1994 Trust and a trust for the primary benefit of Leonard A. Lauder ("LAL 1995 Trust"), in whole or in part, after the death of Mrs. Lauder or, if owned by persons other than The Estee Lauder 1994 Trust or the LAL 1995 Trust, after five years following the disposition of those shares by The Estee Lauder 1994 Trust or the LAL 1995 Trust, as applicable. After the later of June 30, 2000 and Mrs. Lauder's death, holders of the $6.50 Cumulative Redeemable Preferred Stock may put their shares to us at a price of $100 per share (which amount represents the liquidation preference per share).

           OTHER PREFERRED STOCK. Our Board of Directors is authorized, subject to any limitations prescribed by Delaware law or the rules of the NYSE or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in that series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of that series, without any further vote or action by the stockholders. The approval of the holders of at least 75% of the outstanding shares of Class B common stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by our Board of Directors, any or all series of Preferred Stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the Preferred Stock could delay, defer or prevent a change of control. We have no present plans to issue any additional shares of Preferred Stock.

STOCKHOLDERS' AGREEMENT

           All Lauder Family Members (other than The Lauder Foundation, a tax exempt, private foundation, Aerin Lauder Zinterhofer, Jane Lauder, The 4202 Corporation, The RSL 4202 Trust and The Leonard A. Lauder Charitable Trust) who beneficially own shares of common stock have agreed under a stockholders' agreement with us (the "Stockholders' Agreement") to vote all shares beneficially owned by them for Leonard A. Lauder, Ronald S. Lauder and one person (if any) designated by each as directors of our company. As of May 16, 2000 these stockholders beneficially owned, in the aggregate, shares of common stock having approximately 90.6% of our voting power.

REGISTRATION RIGHTS AGREEMENT

           We and certain members of the Lauder family, certain trusts and other entities controlled by members of the Lauder family and Morgan Guaranty Trust Company of New York are parties to a Registration Rights Agreement (the "Master Registration Rights Agreement"), under which each of Leonard A. Lauder, Ronald
S. Lauder and Morgan Guaranty have three demand registration rights and The Estee Lauder 1994 Trust has six demand registration rights in respect of shares of Class A common stock (including Class A common stock issued upon conversion of Class B common stock) held by them. All the parties to the Master Registration Rights Agreement (other than us) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any pledgee of The Estee Lauder 1994 Trust under the Master Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements.

                                  UNDERWRITING

           The selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table.

                                                                                                    Number of
                                                                                                    ---------
                                                                                                Shares of Class A
                                                                                                -----------------
                                           Underwriters                                           Common Stock
                                           ------------                                           ------------
         Goldman, Sachs & Co...................................................................
         Merrill Lynch, Pierce, Fenner & Smith Incorporated....................................
         J.P. Morgan Securities Inc............................................................     ________
         Total                                                                                      ________
                                                                                                    ========

           If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 1,500,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

           The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 1,500,000 additional shares.

                                                                                 Paid by the Selling
                                                                                 -------------------
                                                                                     Stockholders
                                                                                     ------------
                                                                            No Exercise         Full Exercise
                                                                            -----------         -------------
         Per Share.......................................................   $                   $
         Total...........................................................   $                   $


           Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $____ per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $____ per share from the initial price to public. If all the shares are not sold at the initial price to public, the Underwriters may change the offering price and the other selling terms.

           The Estee Lauder Companies Inc. and the selling stockholders have agreed with the Underwriters not to dispose of any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., or as otherwise provided in the underwriting agreement, and except for transfers among Lauder Family Members. This agreement does not apply to any existing employee benefit plans.

           In connection with the offering, the Underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress.

           The Underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

           These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

           The selling stockholders, who are paying all of the expenses of this offering, estimate that the total expenses in the offering, excluding underwriting discounts and commissions, will be approximately $480,000. The Estee Lauder Companies Inc. will not pay any expenses in the offering.

           The Estee Lauder Companies Inc. has agreed with the selling stockholders to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

           Certain of the Underwriters and their affiliates have provided, are currently providing, and expect to provide in the future, commercial and investment banking services to The Estee Lauder Companies Inc. and certain Lauder Family Members for which such Underwriters and their affiliates have received and will receive fees and commissions. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., is a lender to The Estee Lauder Companies Inc. and certain Lauder Family Members. More than ten percent of the net proceeds of the offering may be used to repay borrowings to Morgan Guaranty. Accordingly, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).


                                  LEGAL MATTERS

           The validity of the shares of Class A common stock being offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York (members of which own approximately 60,000 shares of Class A common stock) and certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                     EXPERTS

           The financial statements and schedule incorporated by reference in this prospectus that are contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

=======================================================================          =============================================

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this
prospectus.  You must not rely on any unauthorized information or                              10,000,000 Shares
representations.  This prospectus is an offer to sell only the
securities offered hereby, but only under circumstances and in                                  THE ESTEE LAUDER
jurisdictions where it is lawful to do so.  The information contained                            COMPANIES INC.
in this prospectus is current only as of its date.

                                                                                              Class A Common Stock
                             -----------


                          TABLE OF CONTENTS                                                       ------------


                                                               Page                                  [LOGO]
                                                               ----

Where You Can Find More Information.........................    2
                                                                                                  ------------
Incorporation of Documents by Reference.....................    2

The Estee Lauder Companies Inc..............................    4

Use of Proceeds.............................................    7

Price Range of Common Stock and
   Dividends................................................    8

Selected Consolidated Financial                                                               GOLDMAN, SACHS & CO.
   Information..............................................    9
                                                                                              MERRILL LYNCH & CO.
Management's Discussion and Analysis
   of Financial Condition and Results of                                                       J.P. MORGAN & CO.
   Operations...............................................   11

Selling Stockholders........................................   26

Description of Capital Stock................................   28

Underwriting................................................   33

Legal Matters...............................................   34

Experts.....................................................   35


=======================================================================          =============================================


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

           ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than the underwriting discount. All amounts, except the SEC registration fees and the National Association of Securities Dealers, Inc. ("NASD") filing fee, are estimated and will be paid by the selling stockholders identified in the Prospectus, and not by the Registrant.

     SEC registration fee.....................................   $136,620
     NASD filing fee..........................................     30,500
     Printing, engraving and postage fees.....................    170,000
     Legal fees and expenses...                                    75,000
     Accounting fees and expenses.............................     50,000
     Miscellaneous............................................     20,000
                                                                ----------
            Total                                                $482,120
                                                                ==========


           ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify any person made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

           Our By-Laws provide for indemnification of our directors and officers to the fullest extent permitted by law.

           Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. Our Certificate of Incorporation provides for such limitation to the full extent permitted under Delaware law.

           Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which we may not indemnify them.

           ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         Exhibit
         Number                          Exhibit Description
         ------                          -------------------

           **1        Form of Underwriting Agreement.

           3.1 Certificate of Amendment of Restated Certificate of Incorporation (incorporated herein by reference to Exhibit
                      3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

           3.2 Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (No. 33-97180), as filed with the SEC on November 13, 1995).

           3.3 Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

           *5 Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.

           *23.1      Consent of Arthur Andersen LLP.

           *23.2 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5).

           24 Power of Attorney (included on signature page to this Registration Statement).

------------------------
*     Filed herewith.
**    To be filed by amendment.


           ITEM 17. UNDERTAKINGS.

           The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be final adjudication of such issue.

           The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this 19th day of May, 2000.


                                    THE ESTEE LAUDER COMPANIES INC.

                                    By: /s/ Robert J. Bigler
                                        ---------------------------------------
                                        Name: Robert J. Bigler
                                        Title: Senior Vice President and
                                                Chief Financial Officer


           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard A. Lauder, Ronald S. Lauder and Robert J. Bigler, or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, could lawfully do or cause to be done by virtue hereof.

                SIGNATURE                                          TITLE                                       DATE
                ---------                                          -----                                       ----
      /s/ Fred H. Langhammer                           Director, President and Chief Executive            May 19, 2000
------------------------------------------             Officer (Principal Executive Officer)
            Fred H. Langhammer


     /s/ Leonard A. Lauder                             Chairman of the Board                              May 19, 2000
------------------------------------------
            Leonard A. Lauder


     /s/ Ronald S. Lauder                              Director                                           May 19, 2000
------------------------------------------
             Ronald S. Lauder


     /s/ William P. Lauder                             Director                                           May 19, 2000
------------------------------------------
            William P. Lauder


     /s/ Richard D. Parsons                            Director                                           May 19, 2000
------------------------------------------
            Richard D. Parsons


     /s/ Marshall Rose                                 Director                                           May 19, 2000
------------------------------------------
              Marshall Rose



                                      II-4

   /s/ P. Roy Vagelos, M.D.                            Director                                           May 19, 2000
------------------------------------------
           P. Roy Vagelos, M.D.


     /s/ Faye Wattleton                                Director                                           May 19, 2000
------------------------------------------
              Faye Wattleton


    /s/ Robert J. Bigler                               Senior Vice President and Chief                    May 19, 2000
------------------------------------------             Financial Officer (Principal Financial
             Robert J. Bigler                          and Accounting Officer)



                                  EXHIBIT INDEX

         Exhibit
         Number                          Exhibit Description
         ------                          -------------------

           **1        Form of Underwriting Agreement.

           3.1 Certificate of Amendment of Restated Certificate of Incorporation (incorporated herein by reference to Exhibit
                      3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

           3.2 Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (No. 33-97180), as filed with the SEC on November 13, 1995).

           3.3 Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the SEC on January 27, 2000).

           *5 Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.

           *23.1      Consent of Arthur Andersen LLP.

           *23.2 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5).

           24 Power of Attorney (included on signature page to this Registration Statement).


------------------------
*     Filed herewith.
**    To be filed by amendment.